09059991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-14495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING INVESTMENT ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 ATRIUM DRIVE
(No. and Street)

SOMERSET (City) NJ (State) 08873 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM FAMULARO (732) 514-2358 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON St. (Address) BOSTON (City) MA (State) 02116 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC 106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Famularo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investment Advisors LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Michele M. Errico

Notary Public

my comm. expires 8/23/2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) ~~A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the~~ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
ING Investment Advisors, LLC

We have audited the accompanying statement of financial condition of ING Investment Advisors, LLC ("the Company") as of December 31, 2008, and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Investment Advisors, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2009

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Financial Statements and Schedules

(with Report of Independent Registered Public Accounting Firm thereon)

December 31, 2008

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Statement of Financial Condition

December 31, 2008

Assets	**2008**
Cash and cash equivalents	$ 1,720,500
Due from member	18,137,038
Other receivables	16,868
Other assets	20,036
Total assets	$ 19,894,442
Liabilities and Member's Capital	
Other liabilities	$ 831,082
Total liabilities	831,082
Member's capital	19,063,360
Total liabilities and member's capital	$ 19,894,442

See accompanying notes to financial statements.

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Statement of Operations

Year ended December 31, 2008

	2008
Revenues:	
Commissions and fees	$ 32,743,667
Interest income	6,611
Total revenues	32,750,278
Expenses:	
Management fee	10,587,515
General and administrative expenses	5,935,883
Total expenses	16,523,398
Net income	$ 16,226,880

See accompanying notes to financial statements.

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Statement of Changes in Member's Capital

Year ended December 31, 2008

		2008
Member's capital, beginning of year	$	25,865,702
Dividend paid to member		(23,029,222)
Net income		16,226,880
Member's capital, end of year	$	19,063,360

See accompanying notes to financial statements.

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Statement of Cash Flows

Year ended December 31, 2008

	2008
Cash flows from operating activities:	
Net income	$ 16,226,880
Adjustments to reconcile net income to net cash from operating activities:	
Change in other receivables	30,412
Change in other liabilities	693,134
Change in due from member	6,843,954
Net cash from operating activities	23,794,380
Cash flows from financing activities:	
Dividend paid to member	(23,029,222)
Net cash used in financing activities	(23,029,222)
Net increase/(decrease) in cash	765,158
Cash and cash equivalents, beginning of year	955,342
Cash and cash equivalents, end of year	$ 1,720,500

See accompanying notes to financial statements.

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Notes to Financial Statements

December 31, 2008

(1) Nature of Business

In July 2008, ING Group purchased CitiStreet LLC, a Delaware limited liability company, along with its down-stream affiliates including CitiStreet Advisors LLC, a registered broker dealer and fiduciary registered investment advisor. Lion Connecticut Holdings, Inc., a Connecticut corporation, is a subsidiary of ING Group, and parent to ING Institutional Plan Services, LLC (IIPS). Post execution of the Agreement of Purchase (July 2008), CitiStreet LLC is known as IIPS and CitiStreet Advisors LLC is known as ING Investment Advisors, LLC (the Company). The Company is a single member limited liability company of which IIPS is the sole member.

The Company, a New Jersey limited liability company, is registered as a broker–dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an investment advisor with the SEC.

The Company refers participants (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) in plans administered by its affiliates to broker–dealers. It also offers investment advisory services to plan participants and individuals who have established IRAs or other brokerage accounts.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

Commissions and fees are recorded as revenue when earned. The Company recognizes revenue in the month services are performed, regardless of the period billed or collected. An accrual is recorded for all unbilled services. The accrual represents the revenue generated from services provided during that period.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank accounts and money market accounts.

(4) Income Taxes

As a single member limited liability company, the Company is not subject to federal income taxes. All income tax consequences are passed through to the member; therefore, no federal income taxes have been recorded.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48), and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

(5) Transactions with Member

The Company has an agreement with IIPS under which IIPS provides the Company with management, marketing, and administrative facilities and services, including the use of IIPS sales personnel. As part of this agreement, IIPS acts as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of IIPS and the Company applied to those allocable expenses incurred by IIPS. Total fees paid to IIPS, and recorded as management fees, were $10,587,515 for 2008.

Due from member of $18,137,038 as of December 31, 2008 includes fees and commissions, net of the management fee and general and administrative expenses.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2008, the Company had net capital of $884,197 which is $828,792 in excess of its required net capital of $55,405. The Company's ratio of aggregate indebtedness to net capital was .94 to 1 as of December 31, 2008.

Schedule I

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2008

Net capital:		
Total member's capital	$	19,063,360
Deductions:		
Nonallowable assets:		(18,173,943)
Net capital – before haircut		889,417
Haircut from other securities		(5,220)
Net capital	$	884,197
Aggregate indebtedness	$	831,082
Computation of basic net capital requirement:		
Minimum net capital required – $25,000 or 6 2/3% of aggregate indebtedness, whichever is greater		55,405
Excess of net capital over minimum required		828,792
Ratio of aggregate indebtedness to net capital		.94 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 part IIA are not different from amounts reported above.

Schedule II

ING INVESTMENT ADVISORS, LLC

(A wholly owned subsidiary of ING Institutional Plan Services, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under 15c3-3

December 31, 2008

The Company is exempt from the provisions of Rule 15c3–3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a–13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
ING Investment Advisors, LLC

In planning and performing our audit of the financial statements of ING Investment Advisors, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2009